

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05004310

February 10, 2005

Alan L. Dye
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004-1109

Act: 1934
Section:
Rule: 14A-8
Public Availability: 02/10/2005

Re: Schering-Plough Corporation
Incoming letter dated December 21, 2004

Dear Mr. Dye:

This is in response to your letter dated December 21, 2004 concerning the shareholder proposal submitted to Schering-Plough by Chicago Exhibitors Corporation, Stablecott Properties Ltd., Claude Brunet & Associés Inc., Michele Lacroix & Associés, Benjamin J. Stein, and Joan C. Trombetta. We also have received a letter on the proponents' behalf dated January 24, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Susan L. Hall
8506 Harvest Oak Drive
Vienna, VA 22182

310158



HOGAN & HARTSON
L.L.P.

ALAN L. DYE
PARTNER
(202) 637-5737
ALDYE@HHLAW.COM

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

Rule 14a-8(d)
Rule 14a-8(i)(10)

December 21, 2004



By Hand

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Schering-Plough Corporation – Shareholder Proposal Submitted by Chicago Exhibitors Corporation, Stablecott Properties Ltd, Claude Brunet & Associes Inc., Michele Lacroix & Associes, Benjamin J. Stein, and Joan C. Trombetta

Ladies and Gentlemen:

On behalf of Schering-Plough Corporation, a New Jersey corporation ("Schering-Plough"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of Schering-Plough's intention to exclude from its proxy materials for its 2005 annual meeting of shareholders (the "Annual Meeting") a shareholder proposal (the "Proposal") submitted by Chicago Exhibitors Corporation, Stablecott Properties Ltd, Claude Brunet & Associes Inc., Michele Lacroix & Associes, Benjamin J. Stein, and Joan C. Trombetta (collectively, the "Proponents"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if Schering-Plough excludes the Proposal from its proxy statement for the reasons set forth below.

Schering-Plough intends to file its definitive proxy materials for the Annual Meeting on March 14, 2005. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and one copy of this letter and its exhibits has been sent to the Proponents.

The Proposal

The Proposal requests that Schering-Plough (i) commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity, (ii) confirm that it is in Schering-Plough's best interest to commit to replacing animal-based tests with non-animal methods, and (iii) petition the relevant regulatory agencies requiring safety testing for Schering-Plough's products to accept, as total replacements for animal-based methods, certain approved non-animal methods, and any other methods currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries. A copy of the Proposal, including the supporting statement, is attached to this letter as Exhibit A.

Discussion

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by eligible shareholders. A proposal is outside the scope of the rule, however, and therefore need not be included in the company's proxy materials, if the proposal falls within one of 13 substantive bases for exclusion specified in Rule 14a-8(i). For the reasons discussed below, we believe that the Proposal is excludable under Rule 14a-8(d) because the Proposal exceeds 500 words; and Rule 14a-8(i)(10) because certain portions of the Proposal have been substantially implemented.

I. The Proposal Exceeds the 500-Word Limit of Rule 14a-8(d)

Rule 14a-8(d) limits a proposal, including its supporting statement, to 500 words. If a proposal exceeds 500 words, Rule 14a-8(f) provides that the company may exclude the proposal if (1) within 14 calendar days of receiving the proposal, the company notifies the shareholder of the defect and the time frame for responding (14 calendar days from receipt of notification), and (2) the shareholder fails to correct the defect within the 14-day period.

The Proposal, as originally submitted to Schering-Plough on November 11, 2004, exceeded 500 words. In accordance with Rule 14a-8(f), Schering-Plough responded with a letter to the Proponents dated November 19, 2004 notifying them that the Proposal exceeded the 500-word limit and that failure to correct the deficiency within 14 calendar days from the date of receipt of Schering-Plough's letter would be a basis for omitting the Proposal from Schering-Plough's proxy materials. A copy of Schering-Plough's letter is attached to this letter as Exhibit B.

On December 10, 2004, the Proponent's submitted a revised Proposal, a copy of which is attached to this letter as Exhibit C. The revised Proposal is 509 words long and therefore remains excludable under Rule 14a-8(f). In arriving at a count of 509 words, we counted from the words "SHAREHOLDERS' RESOLUTION" to the end of the last sentence, which begins with the words "We urge shareholders." In counting the words in the Proposal, we followed the staff's guidance as set forth in prior releases and no-action letters, which state that the count should include (i) all of the words in the proposal and supporting statement, including numbers and letters used to enumerate paragraphs (*see Amgen Inc.* (Jan. 12, 2004)), (ii) words such as "whereas" and "resolved" included in resolutions (*see* Exchange Act Release No. 20091 (1983)), (iii) hyphenated words as two or more words (*see Minnesota Mining and Manufacturing Company* (Feb. 27, 2000)), (iv) website addresses as one word (*see* Staff Legal Bulletin No. 14 (July 13, 2001)), (v) numbers as one word (*see American Express Co.* (Jan. 18, 1995)), and (vi) words included in footnotes (including the footnote numbers themselves) (*see Merrill Lynch & Co., Inc.* (Feb. 6, 2004) (requiring proponent to add a citation to the specific source of a statement in spite of the proponent's assertion that it would provide the citation if the company agreed to waive the 500-word limitation); *Halliburton Co.* (avail. Jan. 30, 2001) (requiring proponent to delete a statement regarding indexed stock options despite proponent's objection that it could not discuss the issues more thoroughly given the 500-word limit)).

The staff has consistently allowed exclusion of proposals that exceed the 500-word limit. *See, e.g., Amgen Inc.* (January 12, 2004) (proponent was given the opportunity to reduce the length of a proposal to 500 words and failed to do so); *Northrop Grumman Corp.* (Mar. 17, 2000) (same); *Amoco Corp.* (January 22, 1997) (staff allowed omission of shareholder proposal of 501 words); *Aetna Life and Casualty Co.* (January 18, 1995) (proposal excludable where proponent attempted to circumvent the 500 word limit by using charts and graphs).

II. Portions of the Proposal Have Already Been Substantially Implemented

Rule 14a-8(i)(10) permits exclusion of a proposal "if the company has already substantially implemented the proposal." If a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), then the entire proposal may be omitted. *See American Brands, Inc.* (Feb. 3, 1993). Schering-Plough has substantially implemented the Proposal and therefore may omit the Proposal pursuant to Rule 14a-8(i)(10).

The Proposal requests, among other things, that Schering-Plough (1) commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity, and (2) confirm that it is in Schering-Plough's best interest to commit to replacing animal-based tests with non-animal methods. Schering-Plough already has in place policies designed to avoid animal testing where possible and to use alternative methods where they are reasonably available. These policies are reflected in Schering-Plough's Animal Research Care and Use Policy, which Schering-Plough adopted in 1999 and which is attached to this letter as Exhibit D. The Policy provides, among other things, that:

- Schering-Plough is committed to identifying, developing and using alternatives to laboratory animal testing whenever possible;

- When animals are required to obtain the safety and efficacy date needed to develop new pharmaceuticals, Schering-Plough adheres to the highest standards of humane and responsible animal care set forth by both government and private agencies;[1]

[1] Because U.S. and foreign law require Schering-Plough to conduct a limited amount of animal testing to assure safety of certain products, complete elimination of animal testing would cause Schering-Plough to violate applicable law. For that reason, implementation of such a policy also should permit exclusion of the proposal under Rule 14a-8(i)(2). We note that the staff declined to allow exclusion of a similar proposal under Rule 14a-8(i)(2). See *Johnson & Johnson* (January 30, 2004).

- Schering-Plough complies with the Animal Welfare Act and other regulations governing the humane care and use of animals involved in testing;

- Proposed activities involving the use of animals are reviewed by the facility's Animal Care and Use Committee, which includes a veterinarian and one non-company employee. The committee reviews proposed research activities involving animals to ensure that use of animals is necessary and, if so, that the correct species and minimum numbers are used. The Committee also ensures that all procedures avoid or minimize discomfort, distress and pain and that no non-animal alternatives are available.

- Schering-Plough provides direct and indirect financial support to organizations that research and develop non-animal alternatives, including the Johns Hopkins Center for Alternatives to Animal Testing.

These policies demonstrate that Schering-Plough has already undertaken to reduce animal testing of its products and to achieve the objectives outlined in the Proposal.

The staff has previously allowed exclusion of a similar proposal on substantial implementation grounds. In *PPG Industries, Inc.* (January 19, 2004), the staff allowed exclusion of a proposal requesting that the board issue a policy statement committing the company to using alternatives to product testing on animals. PPG had pointed out that it had a long-standing policy of avoiding animal testing where possible, endeavored to use alternatives to animal testing where possible, endorsed research to reduce or refine animal testing, revised its animal welfare policy to identify *in vitro* testing as an alternative, and had publicly disseminated its policy after the policy was endorsed by the board of directors. While the PPG proposal involved a request for a "policy statement" while the Proposal calls for a "commitment," the proposals are substantively the same in that both call for the company to expressly commit itself to pursuing a course of conduct designed to achieve an objective, i.e., of developing alternatives to animal testing. In the same way that PPG had already adopted policies similar to those requested by the proponent in that matter, Schering-Plough has already substantially implemented the Proposal through its adoption of the policies described above. If these policies do not represent a "commitment," Schering-Plough is at a loss to determine what more must be done to achieve the Proponents' objective.[2]

Given its commitment to using non-animal methods for testing, as illustrated above, Schering-Plough also has already "confirmed that it is in Schering-Plough's best interest to commit

[2] The Staff's refusal to allow exclusion of an animal testing proposal in *Johnson & Johnson* (January 30, 2004) should not affect the outcome here. The proposal in that case requested a more "general" commitment to eliminating animal testing and requested that the company form a committee on non-animal testing to report to shareholders. The proposal did not require that the board confirm that it was in the best interest of the company to use non-animal testing. In addition, while Johnson & Johnson explained that it had already begun non-animal testing, made public statements endorsing non-animal testing and spent funds developing non-animal testing methods, Schering-Plough has done more than that to implement policies limiting animal testing, as discussed above.

to replacing animal-based tests with non-animal methods." Considering its public statements, actions it has taken, policies it has implemented and funds it has expended on the issue of animal testing, it is not clear what more Schering-Plough could do to make the confirmation that the Proponents' seek.

Conclusion

Based on the foregoing, we request your concurrence that the Proposal may be omitted from Schering-Plough's Annual Meeting proxy materials. If you would like to discuss the Proposal or any of the matters discussed in this letter, please feel free to call me at (202) 637-5737.

Sincerely,



Alan L. Dye

2035274

Enclosures

ccs: Susan Ellen Wolf
Susan L. Hall

EXHIBIT A

Copy of Proposal and Related Correspondence

URgent Susan Wolf
K-1-4

SUSAN L. HALL Attorney at Law

2818 Connecticut Avenue, N.W.
Washington, D.C. 20008

Tel: (202) 518-2505
Fax: (202) 518-8880

Member: NJ & DC Bars


RECEIVED
NOV 16 2004
LAW DEPARTMENT

November 11, 2004

Corporate Secretary
Schering Plough Corporation
One Giralda Farms
Madison, New Jersey 07940-1000

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Secretary:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy materials for the 2005 annual meeting. Also enclosed are letters from the proponents of the resolution along with letters certifying to ownership of stock where the shares are held in street name.

If you need any further information, please do not hesitate to contact me. If the Company will attempt to exclude any portion of the proposal under Rule 14a-8, please let me know within 14 days of your receipt of the resolution. After November 22, 2004, I can be reached at the following address: 8506 Harvest Oak Drive, Vienna, VA 22182. I can also be reached on my cell phone at 202-641-0999.

Very truly yours,

Susan L. Hall

Susan L. Hall, Esq.

Enclosures
SLH/pc

SCHERING PLOUGH SHAREHOLDERS' RESOLUTION

This Proposal is submitted by a collective of concerned shareholders.[1]

WHEREAS, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements[2] and that such testing is on the rise;[3] and

WHEREAS, nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold,[4] generally without any pain relief; and

WHEREAS, non-animal test methods are generally less expensive,[5] more rapid, and always more humane, than animal-based tests; and

WHEREAS, unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogenicity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board:

---

[1] The proponents of this Resolution are Chicago Exhibitors Corporation, Stablecott Properties Ltd; Claude Brunet & Associés Inc., Michele Lacroix & Associés, Benjamin J. Stein, and Joan C. Trombetta.

[2] CCAC Animal Use Survey – 2001: http://www.ccac.ca/english/FACTS/Facframeaus2001.htm

[3] Statistics of Scientific Procedures on Living Animals – Great Britain – 2002, http://www.official-documents.co.uk/document/cm58/5886/5886.htm

[4] CCAC Animal Use Survey – 2001

[5] Derelanko MJ and Hollinger MA (Eds.). (2002). *Handbook of Toxicology, Second Ed*, 1414 pp. Washington, DC: CRC Press.

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Supporting Statement: This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternative Methods.[6] Several non-animal methods have also been adopted as Test

[6] ECVAM website: http://ecvam.jrc.it

Guidelines by the OECD[7] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

We urge shareholders to support this Resolution.

[7] OECD test guidelines: http://www.oecd.org/document/22/0,2340,en_2649_34377_1916054_1_1_1_1,00.html

CHICAGO EXHIBITORS CORPORATION

203 – 5455 West Boulevard
Vancouver, B.C., V6M 3W5, Canada

Tel: 604-264-8672 Fax: 604-264-8675
E-mail: nero@telus.net

3 November 2004

Corporate Secretary
Schering Plough Corporation
One Giralda Farms
Madison, New Jersey 07940-1000

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Secretary:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,

CHICAGO EXHIBITORS CORPORATION

Per: 
Patrick W.T.C. Oswald
Director

Enclosures
cc: Susan L. Hall, Esq.

SMEAD
INVESTMENT GROUP
of Wachovia Securities

Two Union Square
601 Union Street
Suite 5423
Seattle, WA 98101

(206) 624-2226
Toll-free 1-866-253-3725
Fax (206) 624-2566

November 3, 2004

Corporate Secretary
Schering Plough Corporation
One Giralda Farms
Madison, New Jersey 07940-1000

RE: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Secretary:

This firm is the record holder of 28,500 Schering Plough Corp common stock held on behalf of our client, Chicago Exhibitors Corp., Inc. Our client acquired 19,850 shares on July 9, 2003 and 8,650 shares on December 1, 2003, and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you.



William W. Smead
Managing Director
Portfolio Manager

STABLECOTT PROPERTIES LTD.

203 – 5455 West Boulevard
Vancouver, B.C., V6M 3W5, Canada

Tel: 604-264-8672 Fax: 604-264-8675
E-mail: ncco@telus.net

3 November 2004

Corporate Secretary
Schering Plough Corporation
One Giralda Farms
Madison, New Jersey 07940-1000

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Secretary:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,

STABLECOTT PROPERTIES LTD.

Per: 
Patrick W.T.C. Oswald
Director

Enclosures
cc: Susan L. Hall, Esq.

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

11/03/04

Corporate Secretary
Schering Plough Corporation
One Giralda Farms
Madison, New Jersey 07940-1000

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Secretary:

This firm is the record holder of 2000 shares of Schering Plough common stock held on behalf of our client, STABLECOTT PROPERTIES LTD .Our client acquired these shares on 11/11/03 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you.



Andrew Jaundoo
The Bank of New York

Corporate Secretary
Schering Plough Corporation
One Giralda Farms
Madison, New Jersey 07940-1000

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Secretary:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Claude Brunet for
Claude Brunet & Associés inc.
595 Rue Dupret, Montreal, Canada
H3E 1X2

Enclosures
cc: Susan L. Hall, Esq.



RBC Investments

RBC Dominion Securities Inc.
1 Place Ville Marie
Suite 300
Montréal, Québec H3B 4R8
Telephone: (514) 878-7000
1-800-361-5202

Montreal, October 8th, 2004

Corporate Secretary
Schering Plough Corporation
One Giralda Farms
Madison, New Jersey 07940-1000

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Secretary:

This firm is the record holder of 350 shares of Shering Plough common stock held on behalf of our client, Claude Brunet et Associés. Our client acquired these shares on March 4th, 2001, April 10th, 2002 and March 1st, 2004 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank You.

Olivier Lajarrige, CA
Vice-President and Portfolio Manager
(514) 878-7020

André Trépanier, FCA, CIM
Associate Portfolio Manager
(514) 878-7076

Corporate Secretary
Schering Plough Corporation
One Giralda Farms
Madison, New Jersey 07940-1000

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Secretary:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,

Michèle Lacroix

Michèle Lacroix for
Michèle Lacroix & Associés, Psychologie Industrielle inc.
595 Rue Dupret, Montreal, Canada
H3E 1X2

Enclosures
cc: Susan L. Hall, Esq.



RBC Investments

RBC Dominion Securities Inc.
1 Place Ville Marie
Suite 300
Montreal, Quebec H3B 4R8
Telephone: (514) 878-7000
1-800-361-5202

Montreal, October 8th, 2004

Corporate Secretary
Schering Plough Corporation
One Giralda Farms
Madison, New Jersey 07940-1000

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Secretary:

This firm is the record holder of 250 shares of Shering Plough common stock held on behalf of our client, Michèle Lacroix et Associés. Our client acquired these shares on February 13, 2001 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank You.

Olivier Lajarrige, CA
Vice-President and Portfolio Manager
(514) 878-7020

André Trépanier, FCA, CIM
Associate Portfolio Manager
(514) 878-7076

BENJAMIN J. STEIN
602 N. CRESCENT DRIVE
BEVERLY HILLS, CALIFORNIA 90210

October 11, 2004

Corporate Secretary
Schering Plough Corporation
One Giralda Farms
Madison, New Jersey 07940-1000

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Sir or Madame:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Benjamin J. Stein

Enclosures
cc: Susan L. Hall, Esq.

EMAIL: BenStein@aol.com
Tele: 310.860.0912 Fax: 310.273.7496

Kevin P. Hanley, CFM
First Vice President -
Investments
Senior Financial Advisor

Global Private Client Group

Two California Plaza
350 S. Grand Avenue, 27th Floor
Los Angeles, California 90071
213 236 2163 Direct
800 937 0620 Toll Free
FAX 213 236 2103
kevin_p_hanley@ml.com
http://fa.ml.com/khanley


Merrill Lynch

September 30, 2004

Corporate Secretary
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033-0530

Re: Shareholder Resolution of Inclusion in the 2005 Proxy Statement

Dear Sir or Madam:

This firm is the record holder of 300 shares of Schering-Plough common stock held on behalf of our client, Benjamin Stein. Our client acquired these shares on 4-21-1997 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you,



Kevin Hanley, CPM

cc: Benjamin Stein

JOAN C. TROMBETTA
732 Vermont Avenue
Pittsburgh, PA 15234

October 28, 2004

Corporate Secretary
Schering Plough Corporation
One Giralda Farms
Madison, New Jersey 07940-1000

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Secretary:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Enclosures
cc: Susan L. Hall, Esq.

charles SCHWAB

Charles Schwab & Co., Inc.
P.O. Box 628291
Orlando, FL 32862-8291

October 28, 2004

Corporate Secretary
Schering Plough Corporation
One Giralda Farms
Madison, New Jersey 07940-1000

RE: Joan C. Trombetta

To Whom It May Concern:

The following information pertains to the account holder, Joan C. Trombetta:

This firm is the record holder of 302.8054 shares of Schering Plough Corporation stock held on behalf of our client, Joan C. Trombetta. Our client acquired these shares on August 12, 2003 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted.

Sincerely,



Cynthia Osler
Ops Spec II
(800)472-9813
UFRS

EXHIBIT B

Copy of Schering-Plough's Response Letter



Schering-Plough

Direct Dial: (908) 298-7354
Direct Fax: (908) 298-7303
Email: susan.wolf@spcorp.com

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033-0530
Telephone (908) 298-4000

November 19, 2004

VIA FEDERAL EXPRESS

Ms. Susan L. Hall
2818 Connecticut Avenue, N.W.
Washington, DC 20008

8506 Harvest Oak Drive
Vienna, VA 22182

Dear Ms. Hall:

We received your letter dated November 11, 2004 and the attached proposal (the "Proposal") submitted on behalf of Chicago Exhibitors Corporation, Stablecott Properties Ltd, Claude Brunet & Associés Inc., Michele Lacroix & Associés, Benjamin J. Stein and Joan C. Trombetta (the "Proponents") for inclusion in Schering-Plough's proxy statement for our 2005 Annual Meeting. The Proposal does not comply with the 500 word limit provided for in SEC Rule 14a-8(d). Rule 14a-8(d) specifically provides that a proposal, including any accompanying supporting statement, may not exceed 500 words. The Proponents must correct this defect in accordance with SEC Rule 14a-8 and transmit their response to me within 14 calendar days of your receipt of this letter.

Kindly send any response to me at the following address or fax number:

Susan Ellen Wolf
Secretary, Associate General Counsel
and Staff Vice President
2000 Galloping Hill Road
Kenilworth, NJ 07033
FAX: (908) 298-7303

As noted in SEC Staff Legal Bulletin No. 14B, a copy of Rule 14a-8 is enclosed for your reference.

Please do not hesitate to call me if you have questions.

Cordially,

Susan Ellen Wolf
Secretary, Associate General
Counsel and Staff Vice President

62478_1.DOC

consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) the security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7.

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 43-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-5276, January 30, 1956, 21 F. R. 578; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-31326 (¶ 85,051), effective October 22, 1992, 57 F.R. 48276; Release No. 34-35036 (¶ 85,459), effective December 17, 1994, 59 F.R. 63676; Release No. 34-37183 (¶ 85,805), effective June 14, 1996, 61 F.R. 24652; Release No. 33-7912 (¶ 86,404), effective December 4, 2000, 65 F.R. 65736.]

[¶ 24,012] Shareholder Proposals

Reg. § 240.14a-8.

»»→Proposed to be amended in Release No. 34-48626 (¶ 87,101), comments due December 22, 2003, 68 F.R. 60784.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for

[The next page is 17,541-3.]

shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's

principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its

definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[Adopted in Release No. 34-3347, December 18, 1942, 7 F.R. 10659; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; Release No. 34-8206 (¶ 77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶ 78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶ 80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶ 81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; Release No. 34-16356 (¶ 82,358), effective December 31, 1979, 44 F. R. 68764; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-20091 (¶ 83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶ 83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶ 84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶ 86,018), effective June 29, 1998, 63 F.R. 29106.]

[¶ 24,013] False or Misleading Statements

Reg. § 240.14a-9. (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431;

SHAREHOLDERS' RESOLUTION

This Proposal is submitted by concerned shareholders.[1]

WHEREAS:

A. We as shareholders wish to minimize animal testing;

B. statistics show that a majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements[2] and that such testing is on the rise;[3]

C. the majority of animals used in regulatory testing experience pain without any pain relief;[4]

D. non-animal test methods are generally cheaper, faster and more humane, than animal-based tests;

E. unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogencity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

RESOLVED, that the shareholders request that the Board:

---

[1] The proponents are: Chicago Exhibitors Corporation, Stablecott Properties Ltd; Claude Brunet & Associés Inc., Michele Lacroix & Associés, Benjamin J. Stein, and Joan C. Trombetta.
[2] CCAC Animal Use Survey – 2001: http://www.ccac.ca/english/FACTS/Facframeaus2001.htm
[3] Statistics of Scientific Procedures on Living Animals – Great Britain – 2002. http://www.official-documents.co.uk/document/cm58/5886/5886.htm
[4] CCAC Animal Use Survey 2001.

EXHIBIT C

Copy of Revised Proposal

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Supporting Statement: This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternative Methods.[5] Several non-animal methods have also been adopted as Test Guidelines by the OECD[6] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to

---

[5] ECVAM website: http://ecvam.jrc.it
[6] OECD test guidelines: http://www.oecd.org/document/22/0,2340,en_2649_34377_1916054_1_1_1_1,00.html

reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

We urge shareholders to support this Resolution.

EXHIBIT D

Copy of Schering-Plough's Animal Research Care and Use Policy



Animal Research Care and Use Policy



One Giralda Farms
Madison, N.J. 07940-1010
(973) 822-7000
Web site: http://www.schering-plough.com

6/99

Schering-Plough is a leading research-based pharmaceutical company dedicated to discovering and developing new therapies and treatments to save the lives and improve the health of people and animals.

As part of its research mission, Schering-Plough is committed to identifying, developing and using alternatives to laboratory animal testing whenever possible. Schering-Plough uses non-animal research models for preclinical research and makes *in vitro* testing systems – experiments on cells, tissues or other substances separate from living organisms – an important part of its discovery program. Animals, however, serve a unique role in providing data on the effects and complex relationships of new ingredients and compounds on various parts of the body and, at present, remain essential to evaluating potential new medicines and assuring human safety.

When animals are required to obtain the safety and efficacy data needed to develop new pharmaceuticals, Schering-Plough adheres to the highest standards of humane and responsible animal care set forth by both government and private agencies.

Schering-Plough complies with the Animal Welfare Act and other regulations governing the humane care and use of animals involved in testing. The United States Department of Agriculture (USDA) conducts unannounced inspections, at least annually, of all animal research facilities subject to USDA regulations. In addition, the majority of animal research at Schering-Plough is undertaken in facilities that are accredited by the Association for Assessment and Accreditation of Laboratory Animal Care International (AAALAC). AAALAC is an independent, nonprofit, voluntary organization that reviews and inspects animal research programs and facilities for compliance with guidelines published by the National Research Council.

In accordance with Animal Welfare Act and USDA regulations, proposed activities involving the use of animals are reviewed by the facility's Animal Care and Use Committee (ACUC). Each ACUC includes a veterinarian and one non-Company employee. Schering-Plough's ACUCs oversee all aspects of the proper care and use of animals throughout the Company and review, at least twice a year, each facility's animal care program. Specifically, the ACUCs review proposed research activities involving animals to ensure that their use is necessary and, if so, that the correct species and minimum number are used. Further, the committees ensure that all procedures avoid or minimize discomfort, distress and pain to the animals and that no alternatives are available. The ACUCs also recommend improvements to animal care programs, facilities and personnel training. Proposed research projects are reviewed and approved by an ACUC before work begins.

Much of Schering-Plough's biological research is performed through *in vitro* methods. Non-animal research models for preclinical research and computer-aided drug design have made it possible to decrease the number of animals needed to collect meaningful data.

With respect to efforts to develop non-animal testing technology, Schering-Plough provides direct and indirect financial support to organizations that research and develop non-animal alternatives, including the Johns Hopkins Center for Alternatives to Animal Testing and the Laboratory of *In Vitro* Toxicology at Stern College for Women, Yeshiva University.

While animals will continue to be necessary to understand ailments afflicting humans and animals into the foreseeable future, Schering-Plough is firmly committed to the responsible use of animal testing, where necessary, and to ensuring that all animals involved in research receive the highest quality care and attention.

In summary, Schering-Plough is proud of its role in developing therapies and treatments that improve the lives of humans and animals. The Company remains committed to providing high-quality pharmaceutical products and will continue to ensure that such products are safe through available research techniques.



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org



January 24, 2005

BY ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Shareholder Proposal by Concerned Members of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2005 Proxy Statement of Schering-Plough Corporation

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 21, 2004, submitted to the SEC by Schering-Plough Corporation ("Schering" or "the Company"). The Company seeks to exclude from its 2005 proxy statement a proposal sponsored by six concerned shareholders.[1] The Company's grounds for seeking to omit the proposal are pursuant to Rule 14a-8(i)(10) as substantially implemented, and pursuant to Rule 14a-8(d) as exceeding the 500-word limitation.

The resolution under review requests that Schering consider the following:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the OECD and other developed countries.

---

[1] The sponsors of the proposal are Chicago Exhibitors Corporation, Stablecott Properties Ltd., Claude Brunet & Associés Inc., Michele Lacroix & Associés, Benjamin J. Stein, and Joan C. Trombetta. The two individual sponsors and the four principles of the corporate sponsors are members of PETA. As noted in the respective sponsors' letters to the Company, the undersigned was designated as the legal representative for each.

For the reasons that follow, the proponents respectfully disagree with the Company's position that the Proposal should be omitted and urge the Staff to rule accordingly.[2]

The Deadline Required by Rule 14a-8(j)(1)

The Company admits on the first page of its December 21, 2004 no-action letter that it "intends to file its definitive proxy materials for the Annual Meeting on March 14, 2005." Rule 14a-8(j)(1) imposes certain deadlines on the Company in connection with attempting to omit a shareholder resolution. The Rule requires in relevant part that:

> If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide [the proponent] with a copy of its submission.

We do not know when Schering-Plough filed its no action letter with the SEC; however we do know when they served it on the proponents of the resolution – namely by certified mail, signed for on January 22nd, and ***contained in an envelope post-marked January 19, 2005.*** (Copy attached.) In short, Schering's no action letter is fully one month late in being served on the proponents of the resolution.

Accordingly, on the basis of its untimely submission, the no action letter submitted by the Company should be disregarded in its entirety.

Rule 14a-8(i)(10): Substantially Implemented

In its no action letter, Schering suggests that "certain portions of the Proposal have been substantially implemented." *Ipso facto* certain portions of the Proposal have ***not*** been implemented. In order for the Company to assert that the substance of the Proposal has been implemented, it must be able to demonstrate that it uses *in vitro* tests for assessing "skin corrosion, irritation, absorption, phototoxicity and pyrogenicity," when and where applicable, together with a general commitment to "replacing animal-based tests with non-animal methods," and followed by petitioning "regulatory agencies" to accept validated *in vitro* assays.

Schering has implemented none of the foregoing. The Company's no action letter entirely fails to address these five specific non-animal test methods and instead highlights its "Animal Research Care and Use Policy." The major premise of the Policy is that "animals remain essential to evaluating potential new medicines and assuring human safety" and that "animals will continue to be necessary to understanding ailments afflicting humans ..." As its name suggests, the "Policy" is entirely focused on the "care and use" of animals used in Schering's research, not on any of the points in the Proposal. The Company touts its compliance with the

---

[2] The Staff should note that nearly identical proposals to the one under review have already been ruled on by the Staff on five separate occasions: three rulings in 2004 (Johnson & Johnson, Pfizer, and Wyeth) and two in 2005 (J&J again and General Electric). In each instance the Staff ruled that it could not concur with the Company's reasons for omitting the proposal.

Animal Welfare Act (required by law), its high standards of responsible animal care, and its oversight of animal tests. All of which miss the point. The resolution asks Schering to commit to using five validated non-animal methods to test for five specific endpoints.

Unlike the highly specific and prescriptive toxicity testing requirements that exist for pesticides and certain other types of chemicals, the pre-clinical safety testing of pharmaceuticals tends to be a more flexible and interactive process, involving extensive dialogue and negotiations between a product manufacturer and relevant regulatory bodies. This process affords companies like Schering an excellent opportunity to request that relevant regulatory agencies "accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the OECD..." Neither Schering's support for the Johns Hopkins Center for Alternatives to Animal Testing nor its general policies on animal research, is a substitute for the kind of direct and active liaison with regulatory agencies in the U.S. and abroad that is needed to persuade these agencies to become more accepting of validated non-animal test methods such as those outlined in the Proposal (most of which have not been widely accepted by U.S. agencies).

In sum, it is apparent that Schering has not substantially implemented the proposal. Accordingly, the Staff should decline to concur with the Company's view on this point.

Rule 14a-8(d): 500 Word Limitation

It is a sorry commentary on the both the legal profession and Schering's desperate attempt to avoid shareholder review of the resolution, that the Company argues the 500-word Rule. If actual "words" were counted, the resolution is 434 words. For the footnotes, add another 51 words, for a total of 485, comfortably below the 500-word limitation.

So how does Schering support its 9-word excess argument? Apparently by richly compensating the law firm of Hogan and Hartson to perform these exacting calculations:

Number of words in text counting hyphenates as two:	434
Number of footnotes multiplied by two (once in text, once as footnote)	12
Number of middle initials in sponsors' names	2
Number of ampersands in corporate entities' names	2
Number of paragraphs with alphabet enumerations (A through E)	5
Number of paragraphs with numeric enumerations (Resolved Clauses 1-3)	3
Words in footnotes	51
Grand Total	**509**[3]

[3] Laudably, Schering has not argued for including punctuation in the tally.

This is an argument that should be an embarrassment to both Schering and its attorneys. Perhaps next year they will devote more time to complying with the 80 day requirement of Rule 14a-8(j)(1), and less time to counting ampersands and middle initials to advance a frivolous argument.

Conclusion

For the foregoing reasons, the proponents request that the Staff recommend enforcement action if the proposal is omitted from the Company's proxy materials for the 2005 annual meeting. Alternatively, should the Staff disagree with the conclusions expressed herein, we would request the opportunity to confer with a member of the Staff before issuance of the SEC's response.

I can be reached directly by telephone at 703-319-2196, or by mail at 8506 Harvest Oak Drive; Vienna, VA 22182.

We thank the Staff for its consideration of this response.

Very truly yours,



Susan L. Hall

SLH/pc
cc: Alan L. Dye (via e-mail)


FIRST-CLASS


FIRST-CLASS

HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET NW
WASHINGTON, DC 20004-1109

CERTIFIED MAIL
7160 3901 9842 7362 6190
RETURN RECEIPT REQUESTED

JAN 19 '05
$6.03
U.S. POSTAGE

FIRST CLASS MAIL

HOGAN & HARTSON
L.L.P.
COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109

Susan L. Hall
8506 Harvest Oak Drive
Vienna, VA 22182

1-20-05


FIRST-CLASS


FIRST-CLASS


FIRST-CLASS

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 10, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Schering-Plough Corporation
Incoming letter dated December 21, 2004

The proposal requests that the board commit to using non-animal methods for certain assessments, commit to replacing animal-based tests and petition the relevant regulatory agencies to accept non-animal methods as replacements for animal based methods.

We are unable to concur in your view that Schering-Plough may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that Schering-Plough may omit the proposal from its proxy materials in reliance on rule 14a-8(d).

We are unable to concur in your view that Schering-Plough may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Schering-Plough may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Robyn Manos
Special Counsel